Exhibit 99.1

Vitru Limited

announces

Second Quarter 2023

Financial Results

Florianópolis, Brazil, August 10, 2023 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month and six-month periods ended June 30, 2023 (“second quarter 2023” or “2Q23” and “first half 2023” or “1H23”). Financial results are expressed in Brazilian reais (R$) and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the Uniasselvi and UniCesumar brands with 896.4 thousand students enrolled in digital education undergraduate and graduate courses, and 2,301 hubs distributed throughout Brazil, in each case as of June 30, 2023.

Co-CEOs LETTER

Vitru, committed to quality education and value creation for all stakeholders

Dear valued shareholders,

We are delighted to present to you the second quarter 2023 earnings release for Vitru, the leading digital education company in Brazil and a proud member of the Nasdaq Stock Exchange.

In these challenging times, we are incredibly proud of our continued progress and remarkable achievements. During the second quarter, we further solidified our position as a digital education (DE) leader in Brazil. Our student base expanded, reaching a total of 896.4 thousand enrolled students in DE courses as of June 30, 2023, led by a 16.8% increase in the intake of the DE Undergraduate segment in the first semester of 2023 versus the same period of 2022. This growth can be attributed to our robust marketing efforts, the ongoing enhancement of our course offerings, and the trust and engagement of our students.

We continued to invest in our technology infrastructure, focusing on scalability and reliability. This has enabled us to deliver uninterrupted, high-quality online education to our students, even as we experienced increased demand and expanded our course catalog. Our investment in cutting-edge learning platforms and personalized learning solutions has allowed us to maintain our competitive edge in the market and deliver exceptional educational outcomes.

The execution of our strategy has once again allowed us to deliver strong financial results during the second quarter of 2023. We recorded a significant increase in revenue, reaching R$521.5 million for the three months ended June 30, 2023, representing a growth of 69% compared to the same period of last year. This growth demonstrates our ability to capitalize on the increasing demand for digital education solutions, positioning us as a market leader in Brazil.

Our Adjusted EBITDA margin also expanded to 38.8% in the second quarter of 2023 compared to the second quarter of 2022, reflecting our commitment to operational excellence and cost management as we implement synergies related to our business combination with UniCesumar. We continue to make strategic investments in technology, content development, and talent acquisition to ensure sustainable growth and enhance our students' learning experiences.

Looking ahead, we are optimistic about the future of Vitru. We believe that Brazil's digital education market is poised for sustained growth, driven by increasing internet penetration, rising demand for upskilling and reskilling, and a changing educational landscape. As the leading digital education company in Brazil, we are well-positioned to capitalize on these opportunities.

2Q23 Results	2

We remain focused on executing our growth strategies, expanding our course offerings, and enhancing our technological capabilities to meet the evolving needs of our students. Additionally, we will continue to invest in marketing and brand-building initiatives to increase our market penetration and further strengthen our position as the go-to provider of high-quality digital education in Brazil.

As we move forward into the second half of 2023, we are confident that our commitment to excellence, innovation, and student success will continue to drive our growth and deliver long-term value for our shareholders. We remain steadfast in our mission to empower individuals through education and shape the future of learning in Brazil.

Thank you for your continued support.

Sincerely,

Pedro Graça & William Matos

Vitru's co-CEOs

2Q23 Results	3

WEBCAST INFORMATION

Vitru will discuss its second quarter 2023 results via live webcast

When: Thursday, August 10, 2023, at 4:30 p.m. EST (5:30 p.m. BRT)

Webcast: https://investors.vitru.com.br/

Replay: available on our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

2Q23 Results	4

HIGHLIGHTS OF 2Q23 AND THEREAFTER

◾	First anniversary of the closing of the business combination with UniCesumar, with significant advancements in the integration process;
◾	919.6k students as of the end of 2Q23, with a 16.8% increase in the 2023.1 intake cycle of Digital Education Undergraduate segment;
◾	Average ticket in the DE Undergraduate segment increased 3.2% in 1H23 when compared to 1H22, confirming Vitru’s pricing discipline and product differentiation;
◾	Net revenue in the core Digital Education Undergraduate segment increased by 57.9% in 2Q23 compared to 2Q22, with Consolidated Net Revenue up 69.3%;
◾	Adjusted EBITDA increased 73.0% in 2Q23 compared to 2Q22, with Adjusted EBITDA Margin increasing 0.8 percentage points (p.p.) to 38.8% in 2Q23 compared to 2Q22;
◾	Adjusted Net Income was up 94.6% in 2Q23 compared to 2Q22, reaching R$123.4 million; and
◾	Adjusted Cash Flow from Operations increased 119.4% to R$160.6 million in 2Q23 compared to 2Q22, with an Adjusted Cash Flow Conversion from Operations of 86.7% compared to 83.2% in 2Q22.

Table 1: Key financial highlights

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Net Revenue	521.5	308.0	69.3%	965.7	485.8	98.8%
DE Undergraduate Net Revenue	385.0	243.9	57.9%	705.6	399.9	76.4%
Adjusted EBITDA[1]	202.4	117.0	73.0%	370.9	164.4	125.6%
Adjusted EBITDA Margin	38.8%	38.0%	0.8 p.p.	38.4%	33.8%	4.6 p.p.
Adjusted Net Income[2]	123.4	63.4	94.6%	204.5	89.9	127.5%
Adjusted Cash Flow from Operations[3]	160.6	73.2	119.4%	288.6	120.1	140.3%
Adjusted Cash Flow Conversion from Operations[3]	86.7%	83.2%	3.5 p.p.	83.5%	93.5%	(10.0) p.p.
(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

2Q23 Results	5

OPERATING RESULTS

Student base and hubs

We consider the number of enrolled students an important operational metric for Vitru. As of June 30, 2023, Vitru had 919.6 thousand students enrolled in the courses it provides, an increase of 13.3% compared to the number of enrolled students over the same period of the prior year.

The percentage of digital education students to total enrolled students is a relevant metric, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of June 30, 2023, students enrolled in digital education courses represented 97.5% of the total number of enrolled students, slightly up from the percentage achieved on June 30, 2022. On an organic basis (i.e. Uniasselvi only), students enrolled in digital education represented 98.7% of the total number of enrolled students, up 0.2 p.p. from 2Q22.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 92.7% of the current 2,301 hubs are still ramping up, representing a substantial growth avenue: the current average maturation ratio of hubs in expansion is only 47.8%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and Hubs

'000 (except otherwise stated)	2Q23	2Q22	1Q23	Δ 2Q23 x 2Q22	Δ 2Q23 x 1Q23
Total enrolled students	919.6	811.5	886.1	13.3%	3.8%
% Digital education to total enrolled students	97.5%	97.3%	97.4%	0.2 p.p.	0.1 p.p.
Number of digital education students	896.4	789.6	862.8	13.5%	3.9%
Undergraduate students	837.4	740.9	799.7	13.0%	4.7%
Graduate students	59.0	48.7	63.1	21.2%	(6.5)%
Number of on-campus students	23.2	22.0	23.3	5.7%	(0.1)%
Undergraduate students	22.9	21.5	22.9	6.8%	(0.1)%
Graduate students	0.320	0.513	0.313	(37.6)%	2.2%
Number of hubs[1]	2,301	2,028	2,248	13.5%	2.4%
% of Expansion hubs (i.e., excluding Base hubs)	92.7%	90.6%	92.5%	2.1 p.p.	0.2 p.p.
Theoretical maturation index[2]	47.8%	45.9%	46.5%	1.9 p.p.	1.3 p.p.
(1)	Consolidates the number of hubs of UniCesumar, excluding its four international hubs.
(2)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

2Q23 Results	6

The intake volume of Uniasselvi and UniCesumar combined in 2023.1 (considering new students for our DE undergraduate courses) increased by 16.8% when compared to the same cycle of the previous year.

In addition, note that the Company posted strong intake results in the 2022 intake cycles (40.3% growth in 2022.1 versus 2021.1 intake cycle and 30.8% growth in 2022.2 versus 2021.2 intake cycle, both considering the consolidated intakes of Uniasselvi and UniCesumar). This performance resulted in a change in the mix of the student base, with a higher percentage of freshmen students and a lower percentage of senior students, particularly in the case of UniCesumar, as shown in the following chart. Once the drop-out rates are higher in the first two semesters of a given course, the above-mentioned strong intakes in 2022 partially explain the deterioration of the retention rates in the first semester of 2023.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Table 3: Key operational highlights

'000 (except otherwise stated)	2Q23	2Q22	% Chg	2023.1	2022.1	% Chg
Total DE undergraduate intake	105.6	93.2	13.3%	518.3	443.8	16.8%
Uniasselvi DE undergraduate intake	52.3	53.1	(1.5)%	259.9	223.9	16.0%
UniCesumar DE undergraduate intake	53.4	40.2	32.9%	258.4	219.9	17.5%
DE undergraduate retention rate	92.5%	93.8%	(1.3) p.p.	-	-	-
Uniasselvi DE undergraduate retention rate	92.2%	92.3%	(0.1) p.p.	-	-	-
UniCesumar DE undergraduate retention rate	92.7%	95.2%	(2.5) p.p.	-	-	-

2Q23 Results	7

Tuitions and Ticket

Table 4: Tuitions1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Uniasselvi DE undergraduate tuitions	359.0	290.8	23.4%	651.6	537.4	21.3%
Average ticket Uniasselvi DE undergraduate (R$/month)[2]	-	-	-	334.3	308.2	8.5%
UniCesumar DE undergraduate tuitions	243.4	228.4	6.6%	464.9	413.8	12.4%
Average ticket UniCesumar DE undergraduate (R$/month)[2]	-	-	-	229.5	236.1	(2.8)%
Total DE undergraduate tuitions	602.4	519.2	16.0%	1,116.6	951.2	17.4%
Average ticket Vitru DE undergraduate (R$/month)[2]	-	-	-	280.9	272.1	3.2%
(1)	Tuitions are net of cancellations. The consolidation of UniCesumar within Vitru’s financial statements started on May 20, 2022.
(2)	In the second quarter of each year, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the semester divided by the average number of students between the beginning and the end of the semester.

The strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 2Q23 amounted to R$602.4 million, an increase of 16.0% compared to the R$519.2 million recorded in 2Q22 on a pro-forma basis (considering, for illustration purposes only, the full consolidation of UniCesumar’s 2Q22 tuitions within Vitru, although the closing of the UniCesumar business combination took place only on May 20, 2022). This growth rate primarily reflects the maturation of expansion hubs (i.e. hubs that are not yet deemed to be mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket for Uniasselvi DE Undergraduate courses increased by 8.5%, from R$308.2 in 1H22 to R$334.3 in 1H23. We believe that this increase, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s organic academic model, as well as the pricing discipline being applied over the recent years. Going forward, we see the potential for the contribution of new courses with higher monthly tickets, such as nursing, which was only launched in the second semester of 2021.

The average monthly ticket for UniCesumar DE Undergraduate courses decreased 2.8% to R$229.5 in 1H23 compared to R$236.1 in 1H22. As part of the best practices currently being exchanged between the entities, we are working to improve UniCesumar’s average tickets in line with the pricing strategies being applied by Uniasselvi in the recent years, which has differentiated it from the other players in the market. We believe that this slight decline in UniCesumar’s average ticket in 1H23 compared to 1H22 is partially attributable to the strong intake performance of UniCesumar throughout 2022, given that usually, the average ticket of freshmen students is lower than that of senior students.

2Q23 Results	8

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 2Q23 was R$521.5 million, up 69.3% from 2Q22. This growth was mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment as well as higher average tickets in this segment plus the business combination with UniCesumar.

Net Revenue from digital education undergraduate courses in 2Q23 was R$385.0 million, up 57.9% from R$243.9 million in 2Q22. This achievement was primarily driven by the business combination with UniCesumar, the results of the aforementioned expansion and maturation of operational hubs, and a higher consolidated average ticket in this segment as previously presented.

Net Revenue from on-campus undergraduate courses (ex-medical courses) in 2Q23 amounted to R$40.7 million, an increase of 58.8% from R$25.6 million in 2Q22. This increase was primarily due to the business combination with UniCesumar, which historically had a higher representation of its total income from on-campus operations than Uniasselvi. Net Revenue from the whole on-campus undergraduate segment (including UniCesumar’s medical courses) reached R$107.8 million in 2Q23, an increase of 125.5% from R$47.8 million in 2Q22, given the representativeness of UniCesumar’s on-campus activities.

Net Revenue from continuing education courses in 2Q23 was R$28.7 million, up 76.1 % from R$16.3 million in 2Q22. In addition to graduate courses, our continuing education business includes technical courses and professional qualification courses. We believe this is a potential growth area and is part of our strategy to expand complementary offerings throughout our students’ lifelong journey.

2Q23 Results	9

Table 5: Net Revenue Breakdown1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Digital education undergraduate	385.0	243.9	57.9%	705.6	399.9	76.4%
On-campus undergraduate	107.8	47.8	125.5%	210.5	57.7	264.8%
Continuing education	28.7	16.3	76.1%	49.6	28.2	75.9%
Net Revenue	521.5	308.0	69.3%	965.7	485.8	98.8%
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Cost of Services

Cost of services in 2Q23 amounted to R$175.6 million, an increase of 48.9 % compared to R$117.9 million in 2Q22, particularly due to the impact of the consolidation of UniCesumar. On the other hand, as a percentage of Net Revenue, a reduction of 4.6 p.p. is notable when comparing 2Q23 with 2Q22, mainly due to a decrease in the cost of payroll over Net Revenue, as well as the addition of UniCesumar’s revenue in our consolidated results. We note that the cost of services includes certain restructuring costs, which combined with depreciation and amortization expenses amounted to R$20.5 million in 2Q23 and R$18.2 million in 2Q22.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs and depreciation and amortization expenses) was R$155.1 million in 2Q23 and R$99.7 million in 2Q22, representing a year-over-year increase of 55.6%, and a decrease of 2.7 p.p. as a percentage of Net Revenue, mainly due to the aforementioned reduction in the ratio between payroll costs and net revenue, which was accomplished due to synergies and the gains of scale after the business combination with UniCesumar.

Table 6: Cost of Services1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Cost of Services	175.6	117.9	48.9%	326.9	183.0	78.6%
(-) Depreciation and amortization	(19.7)	(17.2)	14.5%	(39.4)	(30.2)	30.5%
(-) Restructuring expenses	(0.8)	(1.0)	(20.0)%	(3.0)	(2.9)	3.4%
Cost of Services for Adj. EBITDA calculation	155.1	99.7	55.6%	284.5	149.9	89.8%
as % of Net Revenue	29.7%	32.4%	(2.7) p.p.	29.5%	30.9%	(1.4) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

2Q23 Results	10

Gross Profit and Gross Margin

Gross Profit in 2Q23 was R$345.9 million, an increase of 82.0% compared to R$190.1 million in 2Q22, which was primarily due to the contribution of UniCesumar to our consolidated figures and the aforementioned decrease in our Cost of Services over the consolidated Net Revenue. Gross Margin increased 4.6 p.p. from 61.7% to 66.3% in 2Q23, which was primarily attributable to the decrease in overall Cost of Services as a percentage of Net Revenue, for the aforementioned reasons including the decrease of the payroll cost ratio.

Operating Expenses

Selling Expenses

Selling expenses in 2Q23 amounted to R$78.7 million, an increase of 88.3% compared to R$41.8 million in 2Q22. In addition to the contribution of UniCesumar to our consolidated figures (including the amortization expenses of certain intangible assets arising from the Purchase Price Allocation related to the business combination with UniCesumar), this increase is primarily attributable to our focus on our Digital Education segment, which led to increased selling expenses with online advertising aimed at attracting new students.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) amounted to R$64.8 million in 2Q23 and R$35.7 million in 2Q22, representing a year-on-year increase of 81.5%. As a percentage of Net Revenue, consolidated Selling Expenses for Adjusted EBITDA calculation increased from 11.6% in 2Q22 to 12.4% in 2Q23. This increase is mainly caused by the aforementioned focus on Digital Education, and the fact that in 2Q22 the consolidation of UniCesumar within Vitru started only on May 20, a day after which the marketing efforts for the first intake cycle of the year are less relevant.

Table 7: Selling Expenses1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Selling Expenses	78.7	41.8	88.3%	168.8	89.8	88.0%
(-) Depreciation and amortization	(13.9)	(6.1)	127.9%	(27.5)	(6.1)	350.8%
(-) M&A and pre-offering expenses	-	-	n.a.	-	(0.2)	n.a.
Selling Expenses for Adj. EBITDA calculation	64.8	35.7	81.5%	141.3	83.5	69.2%
as % of Net Revenue	12.4%	11.6%	0.8 p.p.	14.6%	17.2%	(2.6) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

2Q23 Results	11

General and Administrative Expenses

General and Administrative (G&A) expenses in 2Q23 amounted to R$60.7 million, a reduction of 14.4%, compared to 2Q22. This was primarily due to the reduction of the carried amount of M&A and pre-offering expenses in the quarter, mainly due to the closing of UniCesumar’s business combination in 2Q22. We note that the General and Administrative Expenses include certain restructuring costs, which combined with depreciation and amortization expenses amounted to R$34.8 million in 2Q23 and R$49.2 million in 2Q22, which include amortizations of certain intangible assets arising from the Purchase Price Allocation.

G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$25.9 million in 2Q23 and R$21.7 million in 2Q22, representing an increase of 19.4%, which reflects the consolidation of UniCesumar’s results in our financial statements. G&A expenses as reported in the Adjusted EBITDA calculation reached 5.0% of Net Revenue in 2Q23, a decrease of 2.0 p.p. compared to 7.0% of Net Revenue in 2Q22, which was attributable to the reduction in our overall administrative personnel expenses, when compared to the consolidated net revenue, given synergies (mainly in personnel expenses) and gains of scale following the business combination with UniCesumar.

Table 8: G&A Expenses1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
General and Administrative (G&A) Expenses	60.7	70.9	(14.4)%	115.1	84.7	35.9%
(-) Depreciation and amortization expenses	(20.0)	(7.9)	153.2%	(39.0)	(9.8)	298.0%
(-) Share-based compensation plan	1.5	(13.3)	n.a.	1.4	(7.8)	n.a.
(-) M&A, pre-offering expenses and restructuring expenses	(16.3)	(28.0)	(41.8)%	(22.3)	(32.8)	(32.0)%
G&A Expenses for Adj. EBITDA calculation	25.9	21.7	19.4%	55.2	34.3	60.9%
as % of Net Revenue	5.0%	7.0%	(2.0) p.p.	5.7%	7.1%	(1.4) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets represent the provisions for doubtful accounts (PDA). In 2Q23, PDA expenses were R$79.7 million, which represents 15.3% of the Net Revenue in the period, while in 2Q22 PDA expenses amounted to R$38.6 million, equivalent to 12.5% of the Net Revenue. This increase of 2.8 p.p. in our PDA expenses as a percentage of Net Revenue in 2Q23 compared to 2Q22 was primarily due to the high intake growth in previous quarters since most of our bad debt is related to newly enrolled students, and the provision is recognized in the 12 months after the revenue recognition. It is important to highlight that UniCesumar has more effective onboarding and retention processes and procedures than Uniasselvi, which we believe represent a solid opportunity in the medium term for synergies via the broader use of such best practices for both brands, improving our consolidated PDA levels. Besides, the current macroeconomic environment in Brazil has also impacted the consumption and payment capacity of our target clientele, comprised of the low-to-middle classes of the country.

2Q23 Results	12

Adjusted EBITDA

Adjusted EBITDA in 2Q23 amounted to R$202.4 million, an increase of 73.0% from R$117.0 million in 2Q22. Adjusted EBITDA Margin was 38.8%, a 0.8 p.p. increase compared to 38.0% for 2Q22. This year-on-year increase in the Adjusted EBITDA reflects mainly the contribution of UniCesumar’s results to our consolidated results, as well as the improvement of our operational results reflecting the success of the combined operations of Uniasselvi and UniCesumar.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financial Statements.

Adjusted Net Income

Adjusted Net Income in 2Q23 was R$123.4 million, an increase of 94.6% compared to 2Q22. This year-on-year increase reflects the growth in Adjusted EBITDA in 2Q23 compared to 2Q22 as previously described, boosted by the consolidation of UniCesumar’s results within Vitru.

2Q23 Results	13

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$160.6 million in 2Q23, an increase of 119.4% compared to 2Q22. This substantial improvement in cash flow generation was primarily a result of the contribution of UniCesumar’s results to our consolidated figures: UniCesumar has certain characteristics, such as more positive working capital dynamics in the DE Undergraduate segment and the strength of its medical business, which make it a strong contributor to our consolidated cash flow generation.

Adjusted Cash Flow Conversion from Operations amounted to 86.7% in 2Q23, representing an increase of 3.5 p.p. compared to the conversion ratio achieved in 2Q22. This increased performance was mainly caused by a general improvement in our organic operating results and the contribution of UniCesumar (a strong cash-flow provider) to our consolidated numbers for a full quarter in 2Q23.

Table 9: Cash Flow & Cash Conversion1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Cash Flow from Operations	177.5	79.7	122.7%	308.6	130.4	136.7%
(+) Income tax paid	(16.9)	(6.5)	160.0%	(20.0)	(10.3)	94.2%
Adjusted Cash Flow from Operations	160.6	73.2	119.4%	288.6	120.1	140.3%
Adjusted EBITDA	202.4	117.0	73.0%	370.9	164.4	125.6%
(-) M&A, pre-offering expenses and restructuring expenses	(17.2)	(29.0)	(40.7)%	(25.3)	(35.9)	(29.5)%
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	185.2	88.0	110.5%	345.6	128.5	168.9%
Adjusted Cash Flow Conversion from Operations[2]	86.7%	83.2%	3.5 p.p.	83.5%	93.5%	(10.0) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.
(2)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses, related to M&A, pre-offering expenses and restructuring expenses, into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

Indebtedness

In May 2022, Vitru Brasil Empreendimentos, Participações e Comércio S.A. (Vitru Brasil), a wholly owned subsidiary of Vitru Ltd., completed the issuance of two series of simple, secured, non-convertible debentures (Brazilian bonds denominated in R$) in an offering with restricted distribution efforts directed solely at professional investors in Brazil. The two series of debentures amounted to R$1.95 billion at interest rates indexed to the CDI (Certificado de Depósito Interbancário) for a five-year term in total, in connection with the business combination with UniCesumar, as follows:

◾	Series 1 1st Debentures: R$0.5 billion (final maturity on May 15, 2024); and
◾	Series 2 1st Debentures: R$1.45 billion (final maturity on May 15, 2027).

2Q23 Results	14

Among our obligations under the indenture governing this issuance, one of the main covenants to which we are subject is to maintain our Net Debt to Adjusted EBITDA ratio () at a figure no greater than the following:

◾	4.5x in June 2023;
◾	4.0x in December 2023;
◾	3.5x in June 2024; and
◾	3.0x in December 2024.

Once the covenant began to apply (from June 2023 onwards), the figures for this calculation are on an ex-IFRS 16 basis. The following table summarizes our net debt position as of June 30, 2023 and 2022:

Table 10: Net Debt

R$ million	June 30, 2023	December 31, 2022	June 30, 2022
Net Debt (ex-IFRS 16)[1]	1,981.4	2,054.0	2,519.7
Lease Liabilities	317.1	323.3	339.5
Total Net Debt (IFRS 16)	2,298.6	2,377.4	2,859.2
(1)	Including Loans & financing and Payables from acquisition of subsidiaries. For a reconciliation of Net Debt (ex-IFRS 16), see "—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Net Debt" at the end of this document.

Furthermore, on May 5, 2023, we announced the issuance by Vitru Brasil of its second secured, non-convertible debentures in an offering with restricted distribution efforts directed solely at professional investors in Brazil. The series of debentures amounted to R$190 million at interest rates indexed to the CDI (Certificado de Depósito Interbancário) for a five-year term in total (final maturity on May 5, 2028). The amount raised with this new debentures issuance will be used for extending the Company’s average maturity term in its indebtedness, as well as for general working capital purposes.

CAPEX

Capital Expenditures (CAPEX) in 2Q23 totaled R$34.6 million, an increase of 132.2% compared to the amount spent in 2Q22. This increase was mainly due to the consolidation of UniCesumar capital expenditures into our results, which included investments both in property and equipment and intangible assets, aligned with the expansion of our business.

The planned synergies in content production and in the expansion process of Vitru with hubs from both brands are being completed as planned after the business combination with UniCesumar. As part of the process, the consolidation of investments in intangible assets and property, plant and equipment at UniCesumar, resulted in an increase of 1.8 p.p. in 2Q23 of capital expenditures over Net Revenue when compared to the same period in 2022. Vitru believes that capital expenditure can be further optimized during the integration of both companies.

Table 11: CAPEX1

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Property and equipment	10.3	7.1	45.1%	15.2	9.3	63.4%
Intangible assets	24.3	7.8	211.5%	39.4	15.8	149.4%
Investing activities	34.6	14.9	132.2%	54.5	25.1	117.1%
as % of Net Revenue	6.6%	4.8%	1.8 p.p.	5.6%	5.2%	0.4 p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

2Q23 Results	15

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the private post-secondary digital education market in Brazil based on the number of enrolled undergraduate students, according to the most recent INEP census released by the Brazilian Ministry of Education (Ministério da Educação), in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology with synchronous learning, which consists of weekly in-person or online meetings with tutors for Uniasselvi, and weekly online classes for UniCesumar students, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering, and health-related courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and UniCesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law, and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.
◾	Continuing education courses. Vitru (through Uniasselvi and UniCesumar) offers continuing education and graduate courses predominantly in pedagogy, finance, and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. This also includes technical courses and professional qualification courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to

2Q23 Results	16

technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt information which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;

2Q23 Results	17

◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses, and restructuring expenses into consideration).

VITRU calculates Net Debt (ex-IFRS 16) as the sum of loans and financing, payables from acquisition of subsidiaries, and lease liabilities less cash and cash equivalents and short-term investments.

Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt are the key performance indicators used by Vitru to measure the financial performance and condition of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited, or non-GAAP financial measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt to the most directly comparable IFRS measure, see the tables at the end of this document.

2Q23 Results	18

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and six-month period ended June 30, 2023 and 2022

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million (except earnings per share)	2023	2022	2023	2022

NET REVENUE	521.5	308.0	965.7	485.8

Cost of services rendered	(175.6)	(117.9)	(326.9)	(183.0)

GROSS PROFIT	345.9	190.1	638.9	302.8

General and administrative expenses	(60.7)	(70.9)	(115.1)	(84.7)
Selling expenses	(78.7)	(41.8)	(168.8)	(89.8)
Net impairment losses on financial assets	(79.7)	(38.6)	(127.4)	(64.3)
Other income (expenses), net	(1.0)	0.7	(0.7)	1.0
Operating expenses	(220.1)	(150.6)	(412.0)	(237.8)

OPERATING PROFIT	125.8	39.5	226.9	65.0

Financial income	13.2	14.5	24.7	29.5
Financial expenses	(77.3)	(62.7)	(163.3)	(76.7)
Financial results	(64.1)	(48.2)	(138.6)	(47.2)

PROFIT BEFORE TAXES	61.7	(8.7)	88.3	17.8

Current income taxes	(13.2)	(4.8)	(17.3)	(7.7)
Deferred income taxes	38.6	34.4	72.3	34.8
Income taxes	25.4	29.6	55.0	27.1

NET INCOME FOR THE PERIOD	87.1	20.9	143.3	44.9

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	87.1	20.9	143.3	44.9

Basic earnings per share (R$)	2.58	0.82	4.24	1.84
Diluted earnings per share (R$)	2.44	0.76	4.02	1.72

2Q23 Results	19

Unaudited interim condensed consolidated statements of financial position as of June 30, 2023 and December 31, 2022

	June 30,	December 31,
R$ million	2023	2022
ASSETS

CURRENT ASSETS

Cash and cash equivalents	83.5	47.2
Short-term investments	254.4	26.4
Trade receivables	280.4	224.1
Income taxes recoverable	9.7	7.0
Prepaid expenses	36.2	20.0
Receivables from hub partners	40.8	32.0
Other current assets	29.7	14.9

TOTAL CURRENT ASSETS	734.8	371.5

NON-CURRENT ASSETS

Trade receivables	46.8	47.0
Indemnification assets	11.5	9.9
Deferred tax assets	254.1	203.0
Receivables from hub partners	47.6	48.1
Other non-current assets	23.8	6.9
Right-of-use assets	341.0	350.4
Property and equipment	194.5	194.6
Intangible assets	4,391.8	4,427.6

TOTAL NON-CURRENT ASSETS	5,311.1	5,287.5

TOTAL ASSETS	6,045.9	5,659.1

2Q23 Results	20

	June 30,	December 31,
R$ million	2023	2022
LIABILITIES

CURRENT LIABILITIES

Trade payables	92.6	99.7
Loans and financing	229.2	131.2
Lease liabilities	51.1	51.3
Labor and social obligations	77.4	43.1
Payables from acquisition of subsidiaries	526.8	-
Taxes payable	17.0	16.0
Prepayments from customers	59.6	43.6
Other current liabilities	1.9	7.5

TOTAL CURRENT LIABILITIES	1,055.6	392.4

NON-CURRENT

Trade payables	2.3	-
Loans and financing	1,563.4	1,489.1
Lease liabilities	266.1	272.0
Payables from acquisition of subsidiaries	-	507.4
Taxes payable	11.7	-
Provisions for contingencies	32.0	29.2
Deferred tax liabilities	752.1	773.4
Share-based compensation	12.0	19.8
Other non-current liabilities	22.4	1.5

TOTAL NON-CURRENT LIABILITIES	2,662.0	3,092.3

TOTAL LIABILITIES	3,717.6	3,484.7

EQUITY

Share capital	0.008	0.008
Capital reserves	2,065.2	2,054.5
Retained earnings	263.1	119.9

TOTAL EQUITY	2,328.3	2,174.4

TOTAL LIABILITIES AND EQUITY	6,045.9	5,659.1

2Q23 Results	21

Unaudited interim condensed consolidated statements of cash flows for the six-month period ended June 30, 2023 and 2022

	Six Months Ended June 30,
R$ million	2023	2022
Cash flows from operating activities
Profit before taxes	88.2	17.6
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	105.9	46.1
Net impairment losses on financial assets	127.4	64.3
Provision for revenue cancellation	0.7	0.4
Provision for contingencies	2.7	1.2
Accrued interests	149.7	62.5
Share-based compensation	(1.4)	7.8
Loss on sale or disposal of non-current assets	0.1	0.3
Modification of lease contracts	-	(0.3)
Changes in operating assets and liabilities
Trade receivables	(171.9)	(110.5)
Prepayments	(16.1)	(0.1)
Other assets	(38.5)	(5.1)
Trade payables	(4.8)	30.6
Labor and social obligations	34.3	18.5
Other taxes payable	1.0	(0.1)
Prepayments from customers	16.0	(1.8)
Other payables	15.4	(1.1)
Cash from operations	308.6	130.4

Income tax paid	(20.0)	(10.3)
Interest paid	(147.1)	(10.3)
Contingencies paid	(3.1)	(1.9)
Net cash provided by operating activities	138.4	107.9

Cash flows from investing activities
Purchase of property and equipment	(15.2)	(9.3)
Purchase and capitalization of intangible assets	(39.4)	(15.8)
Payments for the acquisition of interests in subsidiaries, net of cash	-	(2,080.2)
Acquisition of short-term investments, net	(228.0)	105.4
Net cash used in investing activities	(282.6)	(2,000.0)

Cash flows from financing activities
Payments of lease liabilities	(12.4)	(6.4)
Proceeds from loans and financing, net of transaction costs	188.0	1,905.9
Costs related to future issuances	-	16.8
Capital contributions net of treasury shares	5.0	13.3
Net cash provided by financing activities	180.5	1,929.5

Net increase in cash and cash equivalents	36.4	37.5
Cash and cash equivalents at the beginning of the period	47.2	75.6
Cash and cash equivalents at the end of the period	83.5	113.1

2Q23 Results	22

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2023	2022	2023	2022
Net income for the period	87.1	20.9	143.3	44.9
(+) Deferred and current income tax	(25.4)	(29.6)	(55.0)	(27.1)
(+) Financial result	64.1	48.2	138.6	47.2
(+) Depreciation and amortization	53.6	31.2	105.9	46.1
(+) Interest on tuition fees paid in arrears	6.3	4.7	13.5	10.6
(+) Share-based compensation plan	(1.5)	13.3	(1.4)	7.8
(+) Other income (expenses), net	1.0	(0.7)	0.7	(1.0)
(+) M&A, pre-offering expenses and restructuring expenses	17.2	29.0	25.3	35.9
Adjusted EBITDA	202.4	117.0	370.9	164.4

Reconciliation of Adjusted Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2023	2022	2023	2022
Net income for the period	87.1	20.9	143.3	44.9
(+) M&A, pre-offering expenses and restructuring expenses	17.2	29.0	25.3	35.9
(+) Share-based compensation plan	(1.5)	13.3	(1.4)	7.8
(+) Amortization of intangible assets from business combinations	31.4	14.3	62.6	15.2
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	5.3	5.1	4.1	6.1
(-) Corresponding tax effects on adjustments	(16.0)	(19.2)	(29.4)	(20.0)
Adjusted Net Income	123.4	63.4	204.5	89.9

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2023	2022	2023	2022
Cash from Operations	177.5	79.7	308.6	130.4
(+) Income tax paid	(16.9)	(6.5)	(20.0)	(10.3)
Adjusted Cash Flow from Operations	160.6	73.2	288.6	120.1

Adjusted EBITDA	202.4	117.0	370.9	164.4
(-) M&A, pre-offering expenses and restructuring expenses	(17.2)	(29.0)	(25.3)	(35.9)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	185.2	88.0	345.6	128.5

Adjusted Cash Flow Conversion from Operations	86.7%	83.2%	83.5%	93.5%

2Q23 Results	23

Reconciliation of M&A, Pre-offering and Restructuring Expenses

R$ million (except otherwise stated)	2Q23	2Q22	% Chg	1H23	1H22	% Chg
Integration UniCesumar (pre- and post-closing)	3.1	25.3	(87.8)%	7.6	29.3	(74.1)%
UniCesumar earn-out payments (accounted as expenses)	-	-	-	-	-	-
Other M&A expenses (including advisors' fees)	4.4	0.1	n.a.	5.5	0.6	774.6%
Others	9.7	3.6	168.1%	12.1	5.9	105.0%
Total M&A, pre-offering expenses and restructuring expenses	17.2	29.0	(40.8)%	25.3	35.9	(29.5)%

Reconciliation of Net Debt

R$ million	June 30, 2023	December 31, 2022	June 30, 2022
Net Debt (ex-IFRS 16)	1,981.4	2,054.0	2,519.7
Loans and financing	1,792.6	1,620.2	1,939.2
Payables from acquisition of subsidiaries	526.8	507.4	841.3
(-) Cash and cash equivalents	(83.5)	(47.2)	(113.1)
(-) Short-term investments	(254.4)	(26.4)	(147.7)
Lease Liabilities	317.1	323.3	339.5
Total Net Debt (IFRS 16)	2,298.6	2,377.4	2,859.2

2Q23 Results	24